SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                       -----------------------------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(b)

                                (Amendment No. )*


                  Chromatics Color Sciences International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    171116304
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                October 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)




           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                           |_|      Rule 13d-1(b)

                           |X|      Rule 13d-1(c)

                           |_|      Rule 13d-1(d)


--------------------------
         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

--------------------------------              ----------------------------------
CUSIP No. 171116304                  13G                     Page 2 of 12 Pages
--------------------------------              ----------------------------------


---------- ---------------------------------------------------------------------
  1.
           NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    Crescent International Limited

---------- ---------------------------------------------------------------------
  2.
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|

---------- ---------------------------------------------------------------------
  3.
           SEC USE ONLY

---------- ---------------------------------------------------------------------
  4.
           CITIZENSHIP OR PLACE OF ORGANIZATION

                    Bermuda
--------------------------------------- --------- ------------------------------

                                        5.        SOLE VOTING POWER

                                                       1,836,190
              NUMBER OF
               SHARES
            BENEFICIALLY
              OWNED BY
                EACH
              REPORTING
               PERSON
                WITH
                                        --------- ------------------------------
                                        6.        SHARED VOTING POWER

                                                       None
                                        --------- ------------------------------

                                        7.        SOLE DISPOSITIVE POWER

                                                       1,836,190
                                        --------- ------------------------------

                                        8.        SHARED DISPOSITIVE POWER

                                                       None
---------- ---------------------------------------------------------------------
  9.
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,836,190
---------- ---------------------------------------------------------------------
  10.
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                           |_|

---------- ---------------------------------------------------------------------
  11.
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    9.9%
---------- ---------------------------------------------------------------------
  12.
           TYPE OF REPORTING PERSON*

                    OO
---------- ---------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------              ----------------------------------
CUSIP No. 171116304                  13G                      Page 3 of 12 Pages
--------------------------------              ----------------------------------



---------- ---------------------------------------------------------------------
  1.
           NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    DMI Trust

---------- ---------------------------------------------------------------------
  2.
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

---------- ---------------------------------------------------------------------
  3.
           SEC USE ONLY


---------- ---------------------------------------------------------------------
  4.
           CITIZENSHIP OR PLACE OF ORGANIZATION

                    Bahamas
--------------------------------------- --------- ------------------------------
                                        5.
                                                  SOLE VOTING POWER

                                                       None
              NUMBER OF
               SHARES
            BENEFICIALLY
              OWNED BY
                EACH
              REPORTING
               PERSON
                WITH
                                        --------- ------------------------------
                                        6.
                                                  SHARED VOTING POWER

                                                       1,836,190
                                        --------- ------------------------------
                                        7.
                                                  SOLE DISPOSITIVE POWER

                                                       None
                                        --------- ------------------------------
                                        8.
                                                  SHARED DISPOSITIVE POWER

                                                       1,836,190
---------- ---------------------------------------------------------------------
  9.
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,836,190
---------- ---------------------------------------------------------------------
  10.
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                           |_|


---------- ---------------------------------------------------------------------
  11.
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    9.9%
---------- ---------------------------------------------------------------------
  12.
           TYPE OF REPORTING PERSON*

                    OO
---------- ---------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------              ----------------------------------
CUSIP No. 171116304                  13G                      Page 4 of 12 Pages
--------------------------------              ----------------------------------



---------- ---------------------------------------------------------------------
  1.
           NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    GreenLight (Switzerland) SA

---------- ---------------------------------------------------------------------
  2.
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|


---------- ---------------------------------------------------------------------
  3.
           SEC USE ONLY


---------- ---------------------------------------------------------------------
  4.
           CITIZENSHIP OR PLACE OF ORGANIZATION

                    Switzerland
--------------------------------------- --------- ------------------------------
                                        5.
                                                  SOLE VOTING POWER

                                                       1,836,190
              NUMBER OF
               SHARES
            BENEFICIALLY
              OWNED BY
                EACH
              REPORTING
               PERSON
                WITH
                                        --------- ------------------------------
                                        6.
                                                  SHARED VOTING POWER

                                                        None
                                        --------- ------------------------------
                                        7.
                                                  SOLE DISPOSITIVE POWER

                                                        1,836,190
                                        --------- ------------------------------
                                        8.
                                                  SHARED DISPOSITIVE POWER

                                                           None
---------- ---------------------------------------------------------------------
  9.
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,836,190
---------- ---------------------------------------------------------------------
  10.
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                           |_|


---------- ---------------------------------------------------------------------
  11.
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    9.9%
---------- ---------------------------------------------------------------------
  12.
           TYPE OF REPORTING PERSON*

                    OO
---------- ---------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 12 Pages

Item 1(a).  Name of Issuer:

            Chromatics Color Sciences International, Inc. ("CCSI")

Item 1(b).  Address of Issuer's Principal Executive Offices:

            5 East 80th Street
            New York, NY 10021

Item 2(a).  Name of Person Filing:

            (i) Crescent International Limited ("Crescent")

            (ii) DMI Trust ("DMI")

            (iii) GreenLight (Switzerland) SA ("GreenLight")

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            As to Crescent:
            Clarendon House
            2 Church Street
            Hamilton H 11
            Bermuda

            As to DMI:
            Norfolk House
            P.O. Box N-7130
            Bahamas

            As to GreenLight:
            84, av. Louis Casai
            CH-1216 Geneva
            Switzerland

Item 2(c).  Citizenship:

            As to Crescent:  Bermuda

            As to DMI:  Bahamas

            As to GreenLight:  Switzerland

Item 2(d).  Title of Class of Securities:

            Common Stock, $0.001 par value per share

Item 2(e).  CUSIP Number:

            171116304

                                                              Page 6 of 12 Pages

Item 3. If This Statement is Filed Pursuant to Rule 13d-1 (b), or 13d-2 (b) or (c), Check Whether the Person Filing is a:

         (a)      |_|      Broker or dealer registered under Section 15 of the
                           Exchange Act.

         (b)      |_|      Bank as defined in Section 3 (a) (6) of the Exchange
                           Act.

         (c)      |_|      Insurance company as defined in Section 3 (a) (19) of
                           the Exchange Act.

         (d)      |_|      Investment company registered under Section 8 of the
                           Investment Company Act.

         (e)      |_|      An investment adviser in accordance with
                           Rule 13d-1 (b) (1) (ii) (E).

         (f)      |_|      An employee  benefit plan or endowment fund
                           in accordance with  Rule 13d-1(b)(1)(ii)(F).

         (g)      |_|      A parent holding company or control person in
                           accordance with Rule 13d-1 (b) (1) (ii) (G).

         (h)      |_|      A savings association as defined in Section 3 (b) of
                           the Federal Deposit Insurance Act.

         (i)               |_|  A  church  plan  that  is   excluded   from  the
                           definition of an  investment  company under Section 3
                           (c) (14) of the Investment Company Act.

         (j)      |_|      Group, in accordance with
                           Rule 13d-1 (b) (1) (ii) (J).

         If this statement is filed pursuant to Rule 13d-1 (c), check this
         box.                                                                |X|



Item 4.  Ownership.

         The information contained in Items 5 through 11 on the cover pages hereto (pages 2 through 4 hereof) is incorporated herein by reference. The 1,836,190 shares of Common Stock beneficially owned by Crescent include shares of Common Stock which Crescent has the current right to purchase upon conversion or redemption of Class B Series 4 Convertible Preferred Stock, par value $0.01 per share, of CCSI (the "Preferred Stock") and pursuant to a warrant (the "Warrant") held by Crescent. Pursuant to the terms of the Preferred Stock and the Warrant, the aggregate number of shares of Common Stock into which the Preferred Stock is convertible and redeemable and into which the Warrant is currently exercisable, and which Crescent has the right to acquire beneficial ownership of within 60 days, is limited to the number of shares of Common Stock which, together with all other shares of Common Stock beneficially owned by Crescent, does not exceed 9.9% of the total outstanding shares of Common Stock of CCSI.

         DMI may be deemed to be a beneficial owner of the shares of Common Stock of CCSI beneficially owned by Crescent by reason of the ownership by DMI of 100 percent of the capital stock of Crescent.

         GreenLight serves as principal investment manager to Crescent, and as such has been granted investment discretion over investments including the CCSI Common Stock. As a result of its role as investment manager to Crescent, GreenLight may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Exchange Act, of CCSI Common Stock held by Crescent. However, GreenLight does not have the right to receive any dividends from, or the proceeds from

                                                              Page 7 of 12 Pages

         the sale of, the CCSI Common Stock held by Crescent and disclaims any ownership associated with such rights.

         Accordingly, for the purposes of this Statement: (i) Crescent is reporting that it has the power solely to vote or direct the vote and the power to dispose or direct the disposition of, the total of 1,836,190 shares of Common Stock beneficially owned by it; (ii) DMI is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the total of 1,836,190 shares of Common Stock beneficially owned by it; and (iii) GreenLight is reporting that it has the power solely to vote or direct the vote and the power to dispose or direct the disposition of the total of 1,836,190 shares of Common Stock beneficially owned by it.

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
         |_|.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         NOT APPLICABLE.

Item 8.  Identification and Classification of Members of the Group.

         NOT APPLICABLE.

Item 9.  Notice of Dissolution of Group.

         NOT APPLICABLE.

Item 10. Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 8 of 12 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                Date:  November 9, 2000

                                CRESCENT INTERNATIONAL LIMITED

                                By:  GreenLight (Switzerland) SA, as
                                     Attorney-in-Fact


                                By:  /s/ Melvyn Craw________________________
                                     Name:  Melvyn Craw
                                     Title:  Authorized Signatory



                                By:  /s/ Maxi Brezzi_________________________
                                     Name:  Maxi Brezzi
                                     Title:  Authorized Signatory


                                DMI TRUST

                                By:  GreenLight (Switzerland) SA, as
                                     Attorney-in-Fact



                                By:  /s/ Melvyn Craw________________________
                                     Name:  Melvyn Craw
                                     Title:  Authorized Signatory


                                By:  /s/ Maxi Brezzi_________________________
                                     Name:  Maxi Brezzi
                                     Title:  Authorized Signatory


                                GREENLIGHT (SWITZERLAND) SA


                                By:  /s/ Melvyn Craw________________________
                                     Name:  Melvyn Craw
                                     Title:  Managing Director


                                By:  /s/ Maxi Brezzi_________________________
                                     Name:  Maxi Brezzi
                                     Title:  Director

                                                              Page 9 of 12 Pages
Exhibit Index

99.1  Agreement of Joint Filing - Filed herewith

99.2  Power of Attorney - Filed herewith

99.3  Power of Attorney - Filed herewith

                                                             Page 10 of 12 Pages

                                  EXHIBIT 99.1

                            AGREEMENT OF JOINT FILING

Crescent International Limited, DMI Trust and GreenLight (Switzerland) SA agree that the Statement on 13G to which this Agreement is attached, and all future amendments to this Statement, shall be filed on behalf of each of them. This Agreement is intended to satisfy the requirements of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

Dated:  November 9, 2000
                                  CRESCENT INTERNATIONAL LIMITED

                                  By:  GreenLight (Switzerland) SA, as
                                       Attorney-in-Fact

                                  By:  /s/ Melvyn Craw________________________
                                       Name:  Melvyn Craw
                                       Title:  Authorized Signatory

                                  By:  /s/ Maxi Brezzi_________________________
                                       Name:  Maxi Brezzi
                                       Title:  Authorized Signatory


                                  DMI TRUST

                                  By:  GreenLight (Switzerland) SA, as
                                       Attorney-in-Fact

                                  By:  /s/ Melvyn Craw________________________
                                       Name:  Melvyn Craw
                                       Title:  Authorized Signatory

                                  By:  /s/ Maxi Brezzi_________________________
                                       Name:  Maxi Brezzi
                                       Title:  Authorized Signatory


                                  GREENLIGHT (SWITZERLAND) SA

                                  By:  /s/ Melvyn Craw________________________
                                       Name:  Melvyn Craw
                                       Title:  Managing Director


                                  By:  /s/ Maxi Brezzi________________________
                                       Name:  Maxi Brezzi
                                       Title:  Director

                                                             Page 11 of 12 Pages

                                  EXHIBIT 99.2

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that CRESCENT INTERNATIONAL LIMITED hereby makes, constitutes and appoints GREENLIGHT (SWITZERLAND) SA, acting through any authorized officer, as its agent and attorney-in-fact for the purpose of executing in its name all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic or governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including without limitation all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including without limitation any acquisition statements on Schedule 13D, or Schedule 13G, and any amendments thereto, any joint filing agreements pursuant to Rule 13d-1(k), and any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5. All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed. This power of attorney shall be valid from the date hereof until revoked by Crescent International Limited.

IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 25th day of January, 2000.


CRESCENT INTERNATIONAL LIMITED


By: /s/ C.F.A. Cooper
-------------------------
Name: C.F.A. Cooper
Title: Director


By: /s/ David W.J. Astwood
-------------------------
Name: David W.J. Astwood
Title: Director

                                                             Page 12 of 12 Pages

                                  EXHIBIT 99.3

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that DMI TRUST hereby makes, constitutes and appoints GREENLIGHT (SWITZERLAND) SA, acting through any authorized officer, as its agent and attorney-in-fact for the purpose of executing in its name all documents, certificates, instruments, statements, filings and agreements("documents") to be filed with or delivered to any foreign or domestic or governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to Crescent International Ltd.'s acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to Crescent International Ltd.'s filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including without limitation all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to
Section 13(d) or Section 16(a) of the Act, including without limitation any acquisition statements on Schedule 13D, or Schedule 13G, and any amendments thereto, any joint filing agreements pursuant to Rule 13d-1(k), and any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5. All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed. This power of attorney shall be valid from the date hereof until revoked by DMI Trust.

IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 25th day of January, 2000.


DMI TRUST



By: /s/ Khalid Abdulla-Janahi
----------------------------
Name: Khalid Abdulla-Janahi
Title: Authorized Signatory


By: /s/ Ala Khannak
-----------------------------
Name: Ala Khannak
Title: Authorized Signatory